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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002


                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


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[SEAT PAGINE GIALLE LETTERHEAD]

PRESS RELEASE

Rome, 29 November 2002 - Responding to a letter dated 18 November 2002, from Professor Guido Cammarano, President of Assogestioni,
Mr Riccardo Perissich, Chairman of Seat Pagine Gialle S.p.A.
sent a formal and complete reply on 25 November 2002.

As made clear in the Chairman of Seat's letter, if read carefully, the rumours to which Professor Cammarano refers in his letter are without foundation.


Communication & Media Relations Telecom Italia
Internet e Media press office:  06.36882023-2066
Comunicazione.stampa@seat.it

Investor Relations Seat PG: 06 51448424
Investor.relations@seat.it



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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

-	SEAT's ability to continue to successfully integrate recently acquired businesses;

-	the continuing impact of increased competition, including the entry of new competitors;

-	the continued development of Internet usage in Italy;

-	the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;

-	the impact of political and economic developments in Italy and other countries in which the Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;

-	the continuing impact of rapid changes in technologies;

-	the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

-	the Group's ability to realize the benefits of the merger with Tin.it;

-	SEAT's ability to implement successfully its Internet strategy; and

-	SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 29th, 2002


                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)


                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer